FOIA Confidential Treatment Request
Under 17 C.F.R. § 200.83

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED PURSUANT TO RULE 83 WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE NOTATION “[CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO SEC RULE 83]”.

Lee Shavel

Chief Financial Officer and

Executive Vice President, Corporate Strategy

The NASDAQ OMX Group, Inc.

One Liberty Plaza

New York, NY 10006

July 9, 2012

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549-6010

Attention:	Daniel L. Gordon
Branch Chief

Re:	The NASDAQ OMX Group, Inc.

Form 10-K for the Year Ended December 31, 2011

Filed February 24, 2012

File No. 0-32651

Dear Mr. Gordon:

On behalf of The NASDAQ OMX Group, Inc. (the “Company,” “NASDAQ OMX,” “we” and “our”), set forth below is the response to the comment letter dated June 25, 2012 from the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) relating to our Form 10-K for the year ended December 31, 2011 (the “Form 10-K”). To assist your review, we have included the text of the Staff’s comments below in italics.

CONFIDENTIAL TREATMENT REQUESTED BY NASDAQ OMX; NASDAQ OMX 12-00001

Notes to Consolidated Financial Statements

Goodwill, page F-20

1.	We note your response to comment 1 from our letter dated May 22, 2012. Please clarify whether you aggregated operating segments into your three reportable segments and tell us how you determined that the components within your Market Services operating segment have similar economic characteristics in order to be aggregated into a single reporting unit.

We do not aggregate our operating segments when determining reportable segments as our operating and reportable segments are the same.

Our Market Services operating segment is primarily comprised of six interrelated components including U.S. Cash Equity Trading, European Cash Equity Trading, U.S. Derivative Trading and Clearing, and European Derivative Trading and Clearing (collectively referred to herein as Transaction Services), Market Data, and Access Services. ASC 350-20-55 states that the evaluation of whether two components have similar economic characteristics is a matter of judgment that depends on specific facts and circumstances, and that such assessment should be more qualitative than quantitative. It also states that every factor need not be met in order for two components to be considered economically similar. We considered the following factors as outlined in ASC 350 and ASC 280 when determining whether the six components of our Market Services operating segment have similar economic characteristics:

•	The nature of the products and services

We offer trading on multiple exchanges and facilities across several asset classes, including cash equities, derivatives, debt, commodities, structured products and exchange traded funds to our market participants. For each of the products, we provide various transaction services related to our exchange platform, access services for trading on such an exchange platform, and market data services to distribute information generated by such an exchange platform. As such, our services are inherently interdependent on one another. Our Transaction Services components offer exchanges for equity and derivative transactions, and each exchange requires a way to provide access and data to market participants. Our Access Services component provides market participants with several alternatives for accessing our exchanges. Our Market Data component sells and distributes to market participants and data distributers the quote and trade information generated by our Transaction Services components.

•	The nature of the production processes

All of our Market Services components, both in the U.S. and in Europe, are served by

CONFIDENTIAL TREATMENT REQUESTED BY NASDAQ OMX; NASDAQ OMX 12-00002

a single, central technology group that is responsible for the development of the software utilized by the exchanges, access services, and data products. Our exchanges are nearly all powered by our INET technology, with the remaining expected to adopt INET in the coming year. As a result of our utilizing a unified exchange technology, the production process and functionality is similar across our exchanges and any advances are quickly incorporated into each exchange. Since our products and services are primarily software based, they are produced in a similar fashion by the same technology group, from design, to coding, to software testing.

•	The type or class of customer for their products and services

All of the Market Services components provide their products and services to the market participants, which include investment banks, brokerage firms, and other institutional investors (e.g., pension funds, hedge funds, and investment advisors).

•	The methods used to distribute their products or provide their services

As noted previously, our Market Services products and services, both in the U.S. and in Europe, are primarily distributed through our technology infrastructure and are sold to investment banks, brokerage firms, and other institutional investors. All trade orders, access to the markets, and retrievals of market data are performed through our technology interface.

•	If applicable, the nature of the regulatory environment, for example, banking, insurance, or public utilities

We operate as a global exchange group across the globe and are subject to regulation in the jurisdictions where we operate. Our Market Services segment’s products and services are regulated by government or other industry authorities in their respective jurisdictions (i.e., in the U.S., our exchanges are regulated by the Securities and Exchange Commission or the Commodity Futures Trading Commission, and in Europe, our exchanges are regulated by the local regulators in the countries where we operate exchanges).

•	The manner in which an entity operates its business and the nature of those operations

Due to the interrelated nature of the Market Services segment components, our Chief Executive Officer (also our Chief Operating Decision Maker) views the Market Services business as one segment. The performance of the Transaction Services components is driven by market trading volumes and our share of such volumes within our marketplace. Our Access Services component is driven by subscriptions and provides market participants with several alternatives for accessing our exchanges. Otherwise, our customers would not have access to our technology or their trading data. In addition, our Market Data component is driven by a combination of market trading volumes, our share of such volumes, and subscriptions through which we distribute the quote and trade information generated by our Transaction

CONFIDENTIAL TREATMENT REQUESTED BY NASDAQ OMX; NASDAQ OMX 12-00003

Services components. As previously discussed, due to the interrelated nature of the components, each of these components could not operate successfully without the other components. Our Market Services offerings are software based and thus similar operations are present to develop, manage, and market the offerings.

•

Whether goodwill is recoverable from the separate operations of each component business or from two or more component businesses working in concert (which might be the case if the components are economically interdependent)

Each of the Market Services segment’s components are economically interdependent and their business inputs are all reliant on the outputs of another component in the segment. Our Transaction Services components each operate separate exchanges; however, each exchange shares the INET technology and a technology team, and is overseen by a shared management team. Access Services provides a connection or link from our customers to the exchanges and without such a link, our customers would not have access to our technology or their trading data. Market Data is also a key function of the exchange, as the exchanges’ customers need a view into market activity in order to make informed decisions on trading orders and to serve their customers. Based on these facts and circumstances, goodwill is only recoverable from the combined operations of the six components.

•	The extent to which the component businesses share assets and other resources, as might be evidence by extensive transfer pricing mechanisms

As noted previously, all of the components utilize a central technology group for their software research and development. In addition to software, the components share office facilities and back-office functions (i.e., billing, finance, human resources, legal, treasury, accounts payable).

•	Whether the components support and benefit from common research and development projects

As noted previously, all software development is performed by a central technology group. Due to the use of unified exchange technology, when advances to software products are made, any relevant code or design structure may be shared with other components and products.

Based on the considerations discussed above, we determined that the six components of the Market Services segment have similar economic characteristics and should be aggregated into a single reporting unit.

2.	Please quantify the amount and percentage by which the fair value of your Market Services reporting unit exceeded its carrying amount in the 2011 annual impairment test for goodwill.

CONFIDENTIAL TREATMENT REQUESTED BY NASDAQ OMX; NASDAQ OMX 12-00004

Our 2011 annual impairment test for goodwill for our Market Services reporting unit resulted in an excess of $ [CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO SEC RULE 83], or [CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO SEC RULE 83] %, over its carrying amount.

* * *

As requested by the Staff, the Company acknowledges the following.

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or concerns, please feel free to contact me at (212) 401-8730.

Sincerely,

/s/ Lee Shavel
Lee Shavel
Chief Financial Officer and
Executive Vice President, Corporate Strategy

CONFIDENTIAL TREATMENT REQUESTED BY NASDAQ OMX; NASDAQ OMX 12-00005